<SUBMISSION>

<TYPE> SC 13D/A

<DOCUMENT-COUNT> 2

<GROUP-MEMBERS> American Financial Group, Inc.

American Financial Corporation

Carl H. Lindner

Carl H. Lindner III

S. Craig Lindner

Keith E. Lindner

<SROS> NASD

<SUBMISSION-CONTACT>

<NAME> KARL J. GRAFE, ESQ.

<PHONE> 513-579-2540

</SUBMISSION-CONTACT>

</NOTIFY-INTERNET>

<FILER>

<CIK> 0000943522

<CCC> v$cf7bru

</FILER>

<SUBJECT-COMPANY>

<CIK> 0000316770

<IRS-NUMBER> 31-0982792

<NAME> PROVIDENT FINANCIAL GROUP, INC.

</SUBJECT-COMPANY>

<DOCUMENT>

<TYPE> SC 13D/A

<TEXT>


SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 29)

PROVIDENT FINANCIAL GROUP, INC.

-----------------------------------------------------

(Name of Issuer)

Common Stock, No Par Value

----------------------------------------

(Title of Class of Securities)

743866 10 5

---------------------

(CUSIP Number)

James C. Kennedy, Esq.

One East Fourth Street

Cincinnati, Ohio 45202

(513) 579-2538

-------------------------------------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

See Item 5

-------------------------------------------------------

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Page 1 of 15 Pages


CUSIP NO. 743866 10 5 13D Page 2 of 15 Pages

1 NAME OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

American Financial Group, Inc. 31-1544320

American Financial Corporation 31-0624874

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*

N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio corporations

7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

WITH:

SOLE VOTING POWER

- - -

8 SHARED VOTING POWER

6,244,214

9 SOLE DISPOSITIVE POWER

- - -

10 SHARED DISPOSITIVE POWER

7,232,414

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

7,232,414

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

EXCLUDES CERTAIN SHARES* [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%

14 TYPE OF REPORTING PERSON*

HC

HC


CUSIP NO. 743866 10 5 13D Page 3 of 15 Pages

1 NAME OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Carl H. Lindner

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*

N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

WITH:

SOLE VOTING POWER

2,413,869

8 SHARED VOTING POWER

8,658,083

9 SOLE DISPOSITIVE POWER

2,413,869

10 SHARED DISPOSITIVE POWER

9,646,283

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

9,646,283

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

EXCLUDES CERTAIN SHARES* [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14 TYPE OF REPORTING PERSON*

IN


CUSIP NO. 743866 10 5 13D Page 4 of 15 Pages

1 NAME OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Carl H. Lindner III

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*

N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

WITH:

SOLE VOTING POWER

2,575,472

8 SHARED VOTING POWER

8,819,686

9 SOLE DISPOSITIVE POWER

2,575,472

10 SHARED DISPOSITIVE POWER

9,807,886

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

9,807,886

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

EXCLUDES CERTAIN SHARES* [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7%

14 TYPE OF REPORTING PERSON*

IN


CUSIP NO. 743866 10 5 13D Page 5 of 15 Pages

1 NAME OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

S. Craig Lindner

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*

N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

WITH:

SOLE VOTING POWER

3,231,566

8 SHARED VOTING POWER

9,475,780

9 SOLE DISPOSITIVE POWER

3,231,566

10 SHARED DISPOSITIVE POWER

10,463,980

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

10,463,980

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

EXCLUDES CERTAIN SHARES* [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.0%

14 TYPE OF REPORTING PERSON*

IN


CUSIP NO. 743866 10 5 13D Page 6 of 15 Pages

1 NAME OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Keith E. Lindner

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*

N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

WITH:

SOLE VOTING POWER

3,635,108

8 SHARED VOTING POWER

9,879,322

9 SOLE DISPOSITIVE POWER

3,635,108

10 SHARED DISPOSITIVE POWER

10,867,522

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

10,867,522

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

EXCLUDES CERTAIN SHARES* [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%

14 TYPE OF REPORTING PERSON*

IN


Item 1. Security and Issuer.

This Amendment No. 29 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial" or "AFG"), and Carl H. Lindner ("CHL"), Carl H. Lindner III ("CHLIII"), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL") (collectively, the "Lindner Family") (AFG and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended on November 9, 2000, relative to the no par value Common Stock ("Common Stock") issued by Provident Financial Group, Inc. (referred to herein as "Provident").

The principal executive offices of Provident are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

As of November 30, 2000, the Lindner Family beneficially owned approximately 40.2% of the outstanding voting stock of AFG.

Item 3. Source and Amount of Funds or Other Consideration.

From November 1, 2000 through December 5, 2000, the Reporting Persons had acquired beneficial ownership of an aggregate of 527,400 shares of Provident Common Stock through open market purchases. All such purchases were made with funds available for investment aggregating approximately $16.3 million. See Item 5.

Item 4. Purpose of the Transaction.

The Reporting Persons consider their beneficial ownership of Provident equity securities as an investment which they continue to evaluate. Although they have no present plans to do so, from time to time the Reporting Persons may acquire additional Provident equity securities or dispose of some or all of the Provident equity securities which they beneficially own.

Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

As of December 8, 2000, the Reporting Persons beneficially owned 19,088,429 shares (or approximately 38.3% of the outstanding shares) of Provident Common Stock as follows:
Holder	Number of Shares
-------------	----------------

GAI	5,515,271
GALIC (a)	938,003
LOYAL (b)	494,100
ACC	36,104
AESLIC	57,000
Infinity	126,135
MCC	30,801
WIC	35,000
Carl H. Lindner (c)	2,413,869
Carl H. Lindner III (d)	2,575,472
S. Craig Lindner (e)	3,231,566
Keith E. Lindner (f)	3,635,108
---------
Total:	19,088,429

GAI = Great American Insurance Company, 100% owned by AFG

GALIC = Great American Life Insurance Company, 83% owned by AFG

LOYAL = Loyal American Life Insurance Company, 100% owned by GALIC

AESLIC = American Empire Surplus Lines Insurance Company, 100% owned by AFG

ACC = Atlanta Casualty Company, 100% owned by AFG

Infinity = Infinity Insurance Company, 100% owned by AFG

MCC = Mid-Continent Casualty Company, 100% owned by AFG

WIC = Windsor Insurance Company, 100% owned by AFG

(a) Includes 494,100 shares issuable upon conversion of Provident D Preferred.

  Represents shares issuable upon conversion of Provident D Preferred.

  Includes 1,652,038 shares held by his spouse and 146,760 shares held by a foundation over which he has voting and investment power. Does not include the shares beneficially owned by subsidiaries of AFG, of which he is Chairman of the Board and Chief Executive Officer and with whom he shares voting and investment power.

  Includes 5,135 shares held by his spouse, individually and as trustee, and 2,229 shares held in a charitable foundation over which he has voting and investment power. Does not include shares beneficially owned by AFG. See Note (c).

  Includes 352,131 shares held by his spouse individually and as custodian for their minor children and 56,726 shares held by a charitable foundation over which he has voting and investment power. Does not include shares beneficially owned by AFG. See Note (c).

  Includes 169,311 shares held by his spouse, individually and as trustee, and 14,408 shares held as custodian for his minor children. Also includes 367,731 shares which are held in trusts for the benefit of the minor children of Carl H. Lindner III and S. Craig Lindner, over which shares he has sole voting and investment power but no pecuniary interest. Does not include shares beneficially owned by AFG. See Note (c).


Certain executive officers and directors of AFG and AFC beneficially own shares of Provident Common Stock as follows:
Holder	Number of Shares
-------------------	----------------
James E. Evans	20,000
Fred J. Runk	148,735
Thomas E. Mischell	40,684
William R. Martin	707
Theodore H. Emmerich	2,625
Thomas M. Hunt	3,000

As of December 8, 2000, and within the prior 60-day period, the Reporting Persons have entered into the following transactions involving Provident Common Stock.
Purchaser	DATE	Nature of Transaction	NUMBER OF SHARES	PRICE PER SHARE
GAI	11/1/00	PURCHASE	5,400	$30.515
GAI	11/2/00	PURCHASE	2,800	$31.050
GAI	11/3/00	PURCHASE	21,400	$31.550
SCL	11/3/00	GIFT	275	N/A
WIC	11/6/00	PURCHASE	35,000	$31.560
GAI	11/7/00	PURCHASE	700	$30.935
GAI	11/8/00	PURCHASE	2,000	$30.685
SCL	11/8/00	GIFT	450	N/A
GAI	11/9/00	PURCHASE	35,000	$31.560
GAI	11/13/00	PURCHASE	39,000	$30.310
GAI	11/15/00	PURCHASE	35,000	$29.935
GAI	11/16/00	PURCHASE	35,000	$30.045
GAI	11/17/00	PURCHASE	25,000	$29.685
GALIC	11/21/00	PURCHASE	23,600	$29.977
SCL	11/21/00	GIFT	15	N/A
GALIC	11/22/00	PURCHASE	29,000	$30.011
GALIC	11/24/00	PURCHASE	500	$30.550
GALIC	11/27/00	PURCHASE	30,000	$31.150
GALIC	11/28/00	PURCHASE	30,000	$30.560
GALIC	11/30/00	PURCHASE	20,000	$31.310
INFINITY	11/14/00	PURCHASE	22,600	$30.782
AESLIC	11/10/00	PURCHASE	35,000	$31.560
AESLIC	11/20/00	PURCHASE	20,000	$29.273
GALIC	12/1/00	PURCHASE	25,000	$31.810
GALIC	12/4/00	PURCHASE	26,100	$31.622
GALIC	12/5/00	PURCHASE	29,300	$32.217

To the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Provident equity securities had been engaged in by the Reporting Persons or by the directors or executive officers of AFG or AFC.


Item 6. Contracts, Arrangements, Understandings or Relationships

With Respect to Securities of the Issuer.

AFG has agreed with the Board of Governors of the Federal Reserve System (the "Federal Reserve") that any shares of Provident Common Stock purchased or received upon conversion of Provident D Preferred (taken with all other Provident voting shares beneficially owned by AFG), which represent more than 4.9% of Provident's outstanding voting shares, will be voted in strict proportion with all other (non-AFG held) outstanding Provident voting shares.

In June 2000, the Federal Reserve agreed to allow AFG to purchase up to 980,000 additional shares of Provident Common Stock. As of December 8, 2000, AFG was permitted to purchase up to 236,000 additional shares under this authorization.

Item 7. Material to be filed as Exhibits.

(1) Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

(2) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2000

AMERICAN FINANCIAL GROUP, INC.

AMERICAN FINANCIAL CORPORATION

By: Karl J. Grafe

----------------------------------------

Asst. General Counsel & Asst. Secretary

Karl J. Grafe

----------------------------------------

Karl J. Grafe,

As Attorney-in-Fact for:

Carl H. Lindner

Carl H. Lindner III

S. Craig Lindner

Keith E. Lindner

G:\USERS\LEGAL\13D\PROV29.DOC


Exhibit 1

AGREEMENT

This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

AMERICAN PREMIER GROUP, INC.

AMERICAN FINANCIAL CORPORATION

By:/s/ James E. Evans

Vice President & General Counsel

/s/ Carl H. Lindner

/s/ Carl H. Lindner III

/s/ S. Craig Lindner

/s/ Keith E. Lindner


Exhibit 2

POWER OF ATTORNEY

-----------------

I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ Carl H. Lindner

-----------------------------------

Carl H. Lindner


POWER OF ATTORNEY

-----------------

I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ Carl H. Lindner III

----------------------------------------

Carl H. Lindner III


POWER OF ATTORNEY

-----------------

I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ S. Craig Lindner

-----------------------------------------

S. Craig Lindner


POWER OF ATTORNEY

-----------------

I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ Keith E. Lindner

---------------------------------------

Keith E. Lindner

</TEXT>

</DOCUMENT>

</SUBMISSION>